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                               April 6, 2022

       Michael Blend
       Chief Executive Officer
       System1, Inc.
       4235 Redwood Avenue
       Marina Del Rey, CA 90066

                                                        Re: System1, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 1, 2022
                                                            File No. 333-262608

       Dear Mr. Blend:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed April 1,
2022

       Cover Page

   1. For each of the securities being registered for resale, please revise the cover page to disclose the price that
the selling securityholders paid for such securities or warrants overlying such
securities.
   2. Please revise the cover page to disclose the exercise price(s) of the warrants compared to the market price of the
underlying security. If the warrants are out the money, please disclose the likelihood
that warrant holders will not exercise their warrants. Provide similar disclosure in
the prospectus summary, risk factors, MD&A and use of proceeds section and disclose
that cash proceeds associated with the exercises of the warrants are dependent on the stock
price. As applicable, describe the impact on your liquidity and update the discussion
on the ability of your company to fund your operations on a
 Michael Blend
FirstName   LastNameMichael Blend
System1, Inc.
Comapany
April       NameSystem1, Inc.
       6, 2022
April 26, 2022 Page 2
Page
FirstName LastName
         prospective basis with your current cash on hand.
3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Please revise the cover page to highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Risk Factors, page 5

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Additionally, revise the risk factor on page 39 that notes that future sales of your securities could cause the market price of your Class A common stock and warrants to drop significantly. In this regard, this disclosure should be updated given that this prospectus is facilitating those sales. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
70

5. Please revise your MD&A overview to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Cannae Holdings, LLC, Christopher Phillips, Stanley Blend, Lone
         Star Friends Trust and Trasimene Trebia, LP, collectively beneficial owners of over 97%
         your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
General

6. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor
 Michael Blend
System1, Inc.
April 6, 2022
Page 3
       disclosure.
        Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office
Chief, at (202) 551-3815 with any questions.



                                                            Sincerely,
FirstName LastNameMichael Blend
                                                            Division of
Corporation Finance
Comapany NameSystem1, Inc.
                                                            Office of
Technology
April 6, 2022 Page 3
cc:       Steven B. Stokdyk, Esq.
FirstName LastName